UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Cidara Therapeutics, Inc.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

171757206

(CUSIP Number)

RA Capital Management, L.P.

200 Berkeley Street, 18th Floor

Boston, MA 02116

Attn: Peter Kolchinsky

Telephone: 617.778.2500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 18, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  171757206

1.	Names of Reporting Persons RA Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 703,080
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 703,080
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 703,080
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99%
14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No.  171757206

1.	Names of Reporting Persons Peter Kolchinsky
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 703,080
		9.	Sole Dispositive Power. 0
		10.	Shared Dispositive Power 703,080
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 703,080
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No.  171757206

1.	Names of Reporting Persons Rajeev Shah
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 703,080
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 703,080
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 703,080
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No.  171757206

1.	Names of Reporting Persons RA Capital Healthcare Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 703,080
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 703,080
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 703,080
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.  171757206

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.0001 per share (“Common Stock”), of Cidara Therapeutics, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 6310 Nancy Ridge Drive, Suite 101, San Diego, CA 92121.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of RA Capital Management, L.P. (“RA Capital”), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the “Fund”). RA Capital, Dr. Kolchinsky, Mr. Shah and the Fund are collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the “Act”), is attached hereto as Exhibit 1.

The Reporting Persons’ beneficial ownership of the Issuer’s Common Stock consists of 703,080 shares of Common Stock directly held by the Fund.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for each of the Fund and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund. The Fund has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in its portfolio, including the shares of the Issuer’s Common Stock reported herein. Because the Fund has divested itself of voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days’ notice, the Fund disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13D other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.

(b)	The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(c)	The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund. The principal occupation of each of Dr. Kolchinsky and Mr. Shah is investment management.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 6 of the cover pages.

Item 3.	Source and Amount of Funds or Other Consideration

On April 23, 2024, the Issuer entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional and other accredited investors, including the Fund (the “Purchasers”), pursuant to which the Issuer issued and sold, in a private placement (the “Private Placement”), 240,000 shares of Series A Convertible Voting Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), at a purchase price of $1,000 per share, of which the Fund purchased 100,000 shares. The closing of the Private Placement took place on April 24, 2024 (the “Closing Date”).

CUSIP No.  171757206

Pursuant to the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Voting Preferred Stock, which was filed with the Secretary of State of the State of Delaware on the Closing Date (the “Certificate of Designation”), each share of Series A Preferred Stock is, subject to the receipt of Stockholder Approval (as defined below) and certain conversion limitations, convertible, at the option of the holder thereof, into shares of Common Stock, at the conversion price of $14.20 per share, rounded down to the nearest whole share (the “Conversion Price”).

Subject to the terms and limitations contained in the Certificate of Designation, the Series A Preferred Stock issued in the Private Placement did not become convertible until the Issuer’s stockholders approved the issuance of all Common Stock issuable upon conversion of the Series A Preferred Stock (the “Conversion Shares”) and an amendment to the Issuer’s certificate of incorporation to increase the authorized number of shares of Common Stock to enable the issuance or reservation for issuance, as applicable, of all of the Conversion Shares (the “Stockholder Approval”). Stockholder Approval was received, and the related amendment to the Issuer’s Certificate of Incorporation was filed with the Secretary of the State of the State of Delaware, on July 18, 2024 (the “Filing Date”). Accordingly, on July 18, 2024, the Series A Preferred Stock held by the Fund became convertible at the option of the Fund, subject to the automatic conversion provision and conversion limitations described below.

On July 19, 2024, the first Trading Day (as defined in the Certificate of Designation) following the Issuer’s announcement of the Stockholder Approval, pursuant to the terms of the Certificate of Designation, each share of Series A Preferred Stock automatically converted into Common Stock, at the Conversion Price, subject to the terms and limitations contained in the Certificate of Designation, including that shares of Series A Preferred Stock are not convertible if the conversion would result in a holder beneficially owning more than 9.99% of the Issuer’s outstanding shares of Common Stock as of the applicable conversion date. On July 19, 2024, the Fund received 703,080 shares of Common Stock from the automatic conversion of 10,044 shares of Series A Preferred Stock. The purchase of the securities acquired by the Fund as described herein was for cash and was funded by the working capital of the Fund.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock reported herein for investment purposes and not with an intent, purpose or effect of changing control of the Issuer. Although the Reporting Persons currently have no plan or proposal to acquire any additional Issuer securities or to dispose of any of the Issuer securities reported herein, the Reporting Persons may acquire additional Issuer securities from time to time or dispose of Issuer securities they beneficially own, on the open market or in private transactions or otherwise (including by means of 10b5-1 programs), consistent with their investment purposes and in amounts, on such terms and at such times as to be determined by the Reporting Persons based upon a number of factors, including, without limitation, their ongoing assessment of the Issuer’s business prospects, the availability of Issuer securities at prices that would make the purchase or sale of such securities desirable, prevailing market conditions, the availability of other investment opportunities, and/or other considerations.

In addition, consistent with their investment purpose, the Reporting Persons may engage in communications with persons associated with the Issuer, including stockholders of the Issuer, officers of the Issuer, members of the board of directors of the Issuer, and/or or other third parties, to discuss matters regarding the Issuer, including but not limited to its operations, strategic direction, governance or capitalization, and potential business combinations or dispositions involving the Issuer or certain of its businesses. Dr. Laura Tadvalkar, a Managing Director of RA Capital, currently serves as a director of the Issuer and therefore will engage in regular discussions with the Issuer’s board of directors and management as part of her duties as a director.

Neither Dr. Tadvalkar (other than in her capacity as a director) nor the Reporting Persons have any present plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and Board, other investment opportunities available to RA Capital, the price levels of the Issuer securities, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may change their purpose and formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other stockholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

CUSIP No.  171757206

Item 5.	Interest in Securities of the Issuer

(a)	The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 7,038,241 shares of Common Stock outstanding as of July 19, 2024, as reported in the Issuer’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) on July 19, 2024.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D and Item 2 above is incorporated by reference.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 3 is incorporated by reference.

Securities Purchase Agreement

Pursuant to the Securities Purchase Agreement, as soon as practicable following the Filing Date (and in any event no later than twenty days thereafter), the Issuer was obligated to file the Registration Statement, which provides for the resale by the Purchasers of the Registrable Shares (as defined in the Securities Purchase Agreement and includes the Conversion Shares underlying the Series A Preferred Stock). Pursuant to the Securities Purchase Agreement, the Issuer shall use commercially reasonable efforts to have the Registration Statement declared effective within fifteen days following the Filing Date or, in the event that the staff of the SEC reviews and has written comments to the Registration Statement, within forty-five days following the Filing Date. The Issuer further agreed to keep the Registration Statement continuously effective until all Registrable Shares have been resold or no Registrable Shares remain outstanding.

The foregoing description is qualified in its entirety by the full text of the Securities Purchase Agreement, a copy of which is filed herewith as Exhibit 2 and incorporated herein by reference.

Equity Awards

Dr. Laura Tadvalkar, a Managing Director of RA Capital, is a member of the Board of Directors of the Issuer. From time to time, Dr. Tadvalkar may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with RA Capital, Dr. Tadvalkar is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to RA Capital.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

Exhibit 2	Securities Purchase Agreement, dated April 23, 2024, by and among Cidara Therapeutics, Inc. and the purchasers named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36912), filed on April 24, 2024).

CUSIP No.  171757206

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2024

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare Fund GP, LLC
Its:	General Partner

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Manager

CUSIP No.  171757206

EXHIBIT 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of July 25, 2024, is by and among RA Capital Management, L.P., Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to Common Stock, par value $0.0001 per share of Cidara Therapeutics, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare Fund GP, LLC
Its:	General Partner

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Manager